EX-99.(m)(i)(a)

Schedule A to the Distribution and Service Plan

As Amended and Restated July 21, 2020

Fund	Fee Rate (per annum of the average daily net assets of the Fund)	Commencement Date
Global Beta Smart Income ETF	0.25%	December 23, 2019
Global Beta Low Beta ETF	0.25%	July 22, 2020
Global Beta Momentum-Growth ETF	0.25%	July 22, 2020